Filed by Real Asset Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IQM Quantum Computers Oyj

Commission File No. 333-295867

Date: June 29, 2026

IQM Quantum Computers Plc
Other information disclosed according to the rules of the Exchange

IQM Quantum Computers Plc applies for its shares to be listed on the regulated market of Nasdaq Helsinki

IQM Quantum Computers Plc, Stock Exchange Release, June 29, 2026 at 3:00 p.m. (EEST)

IQM Quantum Computers Plc (“IQM” or the “Company”) has today submitted a listing application with Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) to admit the Company’s shares (the “Shares”) for trading on the regulated market of Nasdaq Helsinki (the “Listing”). Trading in the Shares is expected to commence on the regulated market of Nasdaq Helsinki on or about July 3, 2026 under the trading code “IQMX”.

IQM has on February 22, 2026 entered into a definitive business combination agreement with Real Asset Acquisition Corp. (“RAAQ”), a Nasdaq-listed special purpose acquisition company, pursuant to which RAAQ would merge with and into IQM US LLC, an indirect wholly-owned subsidiary of IQM (the “Merger Sub”), with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of IQM (the “Business Combination”). In connection with and upon completion of the Business Combination, IQM will become a public company and its American depositary shares (“ADSs”) issued as consideration to RAAQ’s shareholders, each ADS representing one share in IQM, are expected to commence trading on Nasdaq Stock Market LLC on or about July 2, 2026 under the trading symbol “IQMX”.

For further information, please contact:

Blair Robertson, Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computing, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, high-performance computing centers, and national laboratories worldwide. IQM’s open and modular architecture enables customers to own, control, and integrate quantum systems directly into their workflows. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, it has over 400 employees globally and one of the industry’s strongest track records in deployed quantum systems across Europe, Asia, and North America.

Additional Information and Where to Find It

In connection with the Business Combination, IQM filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which included a proxy statement of RAAQ and a prospectus of IQM. The Registration Statement was declared effective by the SEC on June 5, 2026, and RAAQ mailed the definitive proxy statement/prospectus relating to the Business Combination to its shareholders. The definitive proxy statement/prospectus contains important information about the Business Combination and related matters. RAAQ’s shareholders and other interested persons may obtain copies of the Registration Statement, including the definitive proxy statement/prospectus, and other documents filed or that will be filed by RAAQ and IQM with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by IQM and its management, and RAAQ and its management, as the case may be, are inherently uncertain. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding IQM’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding IQM’s ability to execute its business model and the expected financial benefits of such model; expectations regarding IQM’s ability to attract, retain and expand its customer base; IQM’s deployment of proceeds from capital raising transactions; IQM’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; IQM’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting IQM’s markets; the successful consummation and potential benefits of the proposed Business Combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the Business Combination and related PIPE; funds received by the combined company from RAAQ’s trust account and redemptions by RAAQ’s public shareholders; IQM’s ability to commercialize its hardware and software; the expectation that IQM is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for IQM to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of IQM and RAAQ.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed Business Combination, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that IQM is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; IQM’s historical net losses and limited operating history; IQM’s expectations regarding future financial performance, capital requirements and unit economics; IQM’s use and reporting of business and operational metrics; IQM’s competitive landscape; IQM’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; IQM’s concentration of revenue in contracts with government or state-funded entities; IQM’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; IQM’s reliance on strategic partners and other third parties; IQM’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed Business Combination are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed Business Combination; the risk that shareholders of RAAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings or government investigations that may be commenced against IQM or RAAQ; failure to realize the anticipated benefits of the proposed Business Combination; the ability of IQM or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; and other factors described in the Registration Statement and RAAQ’s and IQM’s other filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by IQM, RAAQ or the combined company resulting from the proposed Business Combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of IQM’s and RAAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While IQM and RAAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in RAAQ is not an investment in any of RAAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of RAAQ, which may differ materially from the performance of RAAQ’s founders’ or sponsors past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Any potential dual listing of IQM’s ordinary shares on the Helsinki stock exchange referred to in this communication would be made by means of a prospectus as set out in the EU Prospectus Regulation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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